SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Name of Issuer)

Ordinary Shares, NIS .01 nominal value
(Title of Class of Securities)

M22465 10 4
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M22465 10 4

1	NAME OF REPORTING PERSON Marius Nacht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,214,986 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,214,986 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,214,986 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Check Point Software Technologies Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Ha’solelim Street
Tel Aviv, Israel

Item 2(a).	Name of Person Filing:

Marius Nacht (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Check Point Software Technologies Ltd.
5 Ha’solelim Street
Tel Aviv, Israel

Item 2(c).	Address of Principal Business Office or, if None, Residence:

Israel

Item 2(d).	Title of Class of Securities:

Ordinary shares, NIS .01 nominal value

Item 2(e).	CUSIP Number:

M22465 10 4

Item 3.	Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

21,214,986 ordinary shares

(b)	Percent of Class:

10.7%*

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

21,214,986 ordinary shares

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of

21,214,986 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of

0

*  The Reporting Person has been advised by the Issuer that, as of December 31, 2012, the Issuer had 199,028,983 ordinary shares outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2013

Marius Nacht